Exhibit 99.8

CONSENT OF NATHAN ERIC FIER

I, Nathan Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest Mines Inc., hereby consent to (a) being named, including as an expert or “qualified person,” in the Annual Report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2012 and any amendments thereto (the “Annual Report “) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2012 (the “AIF”) and (b) the inclusion in the Annual Report of technical information relating to the Santa Elena Mine from the AIF.

Date: February 18, 2013

/s/ N.Eric Fier
Name: N.Eric Fier
Title: Chief Operating Officer